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                                                   DePuy Logo

July 27, 1998

To the Stockholders of DePuy, Inc.:

     As announced on July 21, 1998, DePuy, Inc. ("DePuy"), Johnson & Johnson ("J&J"), the world's most comprehensive and broadly-based manufacturer of health care products, and LIB Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of J&J, have executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser will seek to acquire all outstanding shares of DePuy (the "Shares") by a tender offer for all of the Shares at a price of $35 per Share in cash (the "Offer"). Following the successful completion of the tender offer, upon approval by the required stockholder vote, Purchaser will be merged with DePuy (the "Merger") and all Shares not purchased in the tender offer will be converted into the right to receive $35 per share in cash.

     On July 21, 1998, J&J and Purchaser also entered into a Stockholder Agreement with certain stockholders of the Company (the "Stockholders") pursuant to which each Stockholder has agreed to sell all the Shares that such Stockholder owns for $35 per Share in cash if Purchaser accepts any Shares for payment under the Offer. The Stockholders have agreed to tender their Shares into the Offer. These Shares collectively represent approximately 82.2% of the outstanding Shares on a fully diluted basis and, after accepting such Shares for payment pursuant to the Offer, Purchaser will be able to elect a majority of the members of DePuy's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder.

     YOUR BOARD OF DIRECTORS HAS APPROVED AND FOUND ADVISABLE THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF DEPUY, AND RECOMMENDS THAT STOCKHOLDERS OF DEPUY ACCEPT THE OFFER AND TENDER THEIR SHARES.

     Accompanying this letter is a copy of DePuy's Solicitation/Recommendation Statement on Schedule 14D-9 and DePuy's Information Statement pursuant to
Section 14(f). Also enclosed are the Offer to Purchase and related materials of J&J, including a Letter of Transmittal for use in tendering shares. We urge you to read all of the enclosed materials carefully.

     Bear, Stearns & Co. Inc. has rendered its opinion that the consideration to be received by the DePuy stockholders (other than the Stockholders) in the Offer and the Merger is fair to such stockholders from a financial point of view. This opinion is attached as an exhibit to the enclosed materials.

     The management and directors thank you for the support you have given
DePuy.

                                          Sincerely,

                                          /s/ J. A. Lent
                                          --------------
                                          James A. Lent
                                          Chairman and Chief Executive Officer